UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Patni Computer Systems Limited

(Name of Issuer)

Equity Shares, par value Rs. 2 per share American Depositary Shares, evidenced by American Depositary Receipts, each representing one Equity Share

(Title of Class of Securities)

703248203*

(CUSIP Number)

Mukund Srinath Senior Vice President - Legal & Corporate Secretary iGATE Corporation 6528 Kaiser Drive Fremont, CA 94555 (510) 896-3015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies of communications to:

James J. Barnes, Esq.

Stephanie L. Apostolou, Esq.

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, Pennlvania 15222-2716

Telephone: (412) 288-7164

May 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The CUSIP applies to the American Depositary Shares. No CUSIP has been assigned to the Equity Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 703248203

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pan-Asia iGATE Solutions
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,339,768*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,339,768*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,339,768*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.5%**
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	Includes 20,161,867 American Depositary Shares held by Pan-Asia iGATE Solutions (“iGATE Mauritius”), representing 20,161,867 Equity Shares of Patni Computer Systems Limited, a company organized under the laws of the Republic of India (“Patni”), held by the Bank of New York Mellon as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002 (the “Restricted ADSs”). In addition, iGATE Mauritius owns 75,177,901 Equity Shares of Patni directly.
**	Based on 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.

CUSIP No. 703248203

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Global Solutions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,750,947*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,750,947*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,947*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%**
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Global Solutions Limited (“iGS”) owns 14,750,947 Equity Shares of Patni directly.
**	Based on 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.

CUSIP No. 703248203

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 110,090,715*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 110,090,715*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,090,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.5%**
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Mauritius and iGS are affiliates of iGATE Corporation. Includes 20,161,867 Restricted ADSs held by iGATE Mauritius, representing 20,161,867 Equity Shares of Patni, held by the Bank of New York Mellon as depositary. In addition, iGATE Mauritius owns 75,177,901 Equity Shares and iGS holds 14,750,947 Equity Shares of Patni directly.
**	Based on 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.

CUSIP No. 703248203

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 106,402,978*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 106,402,978*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,402,978*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%**
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Mauritius and iGS are affiliates of iGATE Holding Corporation. Includes 20,161,867 Restricted ADSs held by iGATE Mauritius, representing 20,161,867 Equity Shares of Patni, held by the Bank of New York Mellon as depositary. In addition, iGATE Mauritius owns 75,177,901 Equity Shares and iGS holds 14,750,947 Equity Shares of Patni directly.
**	Based on 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.

CUSIP No. 703248203

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,339,768*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,339,768*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,339,768*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.5%**
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGATE Mauritius is an affiliate of iGATE Technologies Inc. Includes 20,161,867 Restricted ADSs held by iGATE Mauritius, representing 20,161,867 Equity Shares of Patni, held by the Bank of New York Mellon as depositary. In addition, iGATE Mauritius owns 75,177,901 Equity Shares and iGS holds 14,750,947 Equity Shares of Patni directly.
**	Based on 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.

CUSIP No. 703248203

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON iGATE Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,063,210*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,063,210*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%**
14	TYPE OF REPORTING PERSON (see Instructions) CO

*	iGS is an affiliate of iGATE Inc. iGS owns 14,750,947 Equity Shares of Patni directly.
**	Based on 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to equity shares, par value Rs. 2 per share (the “Equity Shares”), of Patni Computer Systems Limited, a company organized under the laws of the Republic of India (“Patni”), and the American Depositary Shares, each representing one Equity Share, held by The Bank of New York Mellon, as depositary, issued under a “restricted” American Depositary Receipts facility established on July 15, 2002, prior to the time the Issuer undertook its initial public offering in the United States (the “Restricted ADSs”).

The address of the principal executive office of Patni is Akruti Softech Park, MIDC Cross Road No. 21, Andheri (E), Mumbai 400 093, India.

Item 2. Identity and Background.

(a) and (b) This statement is being filed on behalf of the following persons (each, a “Reporting Person”):

(i) iGATE Corporation (“iGATE”), a Pennsylvania corporation. iGATE’s principal business address is 6528 Kaiser Drive, Fremont, CA 94555;

(ii) Pan-Asia iGATE Solutions (“iGATE Mauritius”), a company incorporated under the laws of Mauritius and a wholly-owned indirect subsidiary of iGATE. iGATE Mauritius’s principal business address is International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius;

(iii) iGATE Global Solutions Limited (“iGS”), a company incorporated under the laws of India and a wholly-owned indirect subsidiary of iGATE. iGS’s principal business address is 158-162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore – 560 066, India;

(iv) iGATE Inc., a Pennsylvania corporation, which holds directly a majority equity interest in iGS. iGATE Inc.’s principal business address is Park West Two – Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275;

(v) iGATE Technologies Inc. (“Technologies”), a Pennsylvania corporation, which holds directly 100% of the equity interest in iGATE Mauritius. Technologies’ principal business address is Park West Two – Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275; and

(vi) iGATE Holding Corporation (“Holding”), a Delaware corporation, which holds directly 100% of the equity interest in iGATE Inc. and Technologies. Holding’s principal business address is 300 Delaware Avenue, Suite 1258, Wilmington, DE 19801.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons is listed on Schedule A hereto, which is incorporated herein by reference. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(c) The principal business of the Reporting Persons is the business of providing information technology services. The present principal occupation of each executive officer and director of the Reporting Persons is set forth on Schedule A hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Reporting Persons, have any of the executive officers or directors named on Schedule A hereto.

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers or directors named on Schedule A hereto, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the executive officers and directors of the Reporting Persons is listed on Schedule A hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On May 12, 2011, the Reporting Persons completed the final transactions in a series of transactions to acquire a majority stake in Patni (the “Patni Acquisition”). The Patni Acquisition was partially funded by using cash provided by iGATE.

Also, in order to partially fund the Patni Acquisition, iGATE entered into a Securities Purchase Agreement (the “SPA”) dated as of January 10, 2011, with Viscaria Limited (the “Investor”), a company backed by funds advised by Apax Partners LLP (collectively, the “Sponsor”), pursuant to which iGATE sold to the Investor, in a private placement, 330,000 shares of newly designated 8.00% Series B Convertible Participating Preferred Stock, no par value per share (the “Series B Preferred Stock”), for an aggregate purchase price of $330 million.

Additionally, on April 14, 2011, iGATE entered into a Purchase Agreement by and among iGATE and iGATE Technologies, Inc. and Jefferies & Company, Inc. and RBC Capital Markets, LLC (together, the “Initial Purchasers”), as initial purchasers, relating to the issuance and sale by iGATE to the Initial Purchasers of $770,000,000 in aggregate principal amount of iGATE’s 9% senior notes due 2016 (the “Notes”). The proceeds from the sale of the Notes were used to partially fund the Acquisition.

Item 4. Purpose of Transaction.

On May 12, 2011, the Reporting Persons completed the Patni Acquisition. The Patni Acquisition marks the completion of the buyout of Patni’s principal shareholders, Narendra Patni, Ashok Patni, Gajendra Patni and General Atlantic Mauritius Limited, and the mandatory open offer to the public shareholders of Patni to purchase up to 20.0% of the outstanding share capital of Patni on a fully diluted basis, as further described below. Upon completion of the Patni Acquisition, the Reporting Persons own a majority stake of 82.5% in Patni.

On January 10, 2011, iGS and iGATE Mauritius (together, the “Purchasers”) and certain sellers acting through each of Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni (collectively, the “Sellers”), entered into a Share Purchase Agreement dated January 10, 2011 (the “Founders’ Share Purchase Agreement”), pursuant to which the Purchasers purchased from Sellers 60,091,202 Equity Shares of Patni, representing 45% of the share capital of Patni for purchase consideration of Rs. 30,255,920,207 (representing Rs. 503.50 per equity share). On January 10, 2011, iGATE Mauritius entered into (i) a Share Purchase Agreement with General Atlantic Mauritius Limited, a Mauritius company limited by shares (“GA Mauritius”), pursuant to which GA Mauritius agreed to sell to iGATE Mauritius, and iGATE Mauritius agreed to purchase, 2,752,081 Equity Shares for a purchase price of Rs. 503.5 (Indian Rupees) per Equity Share which agreement was subsequently assigned to iGS and (ii) a Securities Purchase Agreement with GA Mauritius, pursuant to which GA Mauritius agreed to sell to iGATE Mauritius, and iGATE Mauritius agreed to purchase, 20,161,867 Restricted ADSs for a purchase price of approximately $11.11 per Restricted ADS (representing a price per Equity Share of Rs. 503.5 (Indian Rupees) based on the foreign exchange rate for conversion of Indian Rupees into U.S. Dollars, at selling rate prescribed by the State Bank of India as of January 10, 2011) (together, the “GA Purchase Agreements”).

Further, in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, iGATE, iGATE and the Purchasers also made a mandatory open public offer (the “Open Offer”) to the other shareholders of Patni to purchase up to 20% of the fully diluted share capital of Patni. Pursuant to the Open Offer, which expired on April 28, 2011, the Reporting Persons acquired 27,085,565 Equity Shares representing 20% of the share capital of Patni on a fully diluted basis for purchase consideration of Rs. 13,637,581,978.

Pursuant to the GA Purchase Agreements and the Founders’ Purchase Agreement, the Patni Board of Directors (“Patni Board”) has been reconstituted to consist of six members. Messrs. Arun Duggal and Vimal Bhandari, who had previously served as independent directors of Patni, will continue to serve on the Patni Board. The Reporting Persons have appointed Mr. Jai Pathak, who will serve as the Chairman, and Messrs. Goran Lindahl and Phaneesh Murthy to serve on the Patni Board of Directors. Mr. Shashank Singh will serve on the Patni Board as the Investor’s nominee.

The new iGATE-Patni executive management team will consist of nine members, with five members from iGATE and four members from Patni. Mr. Phaneesh Murthy, President and Chief Executive Officer of iGATE, will also serve as Chief Executive Officer of Patni. The other members from iGATE are Sean Anatha Narayanan, Chief Delivery Officer, Robert Massie, Chief Sales Officer, David Kruzner, Global Leader – iTOPS Solutions and Consulting and Srinivas Kandula, Global Head – Human Resources. The members from Patni are Vijay Khare, Head-Solutions, Sunil Chitale, Head-Marketing and Strategy, Satish Joshi, Head-Product Engineering Services Business and Derek Kemp, Head-Sales Europe and Asia-Pacific.

Copies of the GA Purchase Agreements and the Founders’ Share Purchase Agreement are filed as exhibits 2, 3 and 4 to this Schedule 13D and are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.1

(a) As of the date hereof, iGS beneficially owns 14,750,947 Equity Shares, representing 11.1% of Patni’s outstanding Equity Shares and iGATE Mauritius beneficially owns (directly and through the Restricted ADSs) 95,339,7681 Equity Shares, representing 71.5% of Patni’s outstanding Equity Shares.

Due to its relationships with iGATE Mauritius, iGS, and Holdings, iGATE may be deemed to have the power to vote and direct the disposition of the Equity Shares owned of record by iGS and iGATE Mauritius. As a result, as of the date hereof, iGATE may be deemed to beneficially own an aggregate of 110,090,7152 Equity Shares, or 82.5% of Patni’s outstanding Equity Shares.

Due to its relationship with iGATE Mauritius, Technologies may be deemed to have the power to vote and direct the disposition of the Equity Shares owned of record by iGATE Mauritius. As a result, as of the date hereof, Technologies may be deemed to beneficially own (directly and through the Restricted ADSs) 95,339,7682 Equity Shares, representing 71.5% of Patni’s outstanding Equity Shares.

Due to its relationship with iGS, iGATE Inc. may be deemed to have the power to vote and direct the disposition of 75% of the Equity Shares owned of record by iGS. As a result, as of the date hereof, iGATE Inc. may be deemed to beneficially own 11,063,210 Equity Shares, representing 8.3% of Patni’s outstanding Equity Shares.

Due to its relationships with Technologies and iGATE Inc., Holdings may be deemed to have the power to vote and direct the disposition of the Equity Shares owned of record by iGATE Mauritius and 75% of the Equity Shares owned of record by iGS. As a result, as of the date hereof, Holdings may be deemed to beneficially own 106,402,9782 Equity Shares, representing 79.8% of Patni’s outstanding Equity Shares.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the Equity Shares that may be deemed to be beneficially owned by each of them. Each of the Reporting Persons has the sole power to vote or direct the vote of no Equity Shares and has the sole power to dispose or direct the disposition of no Equity Shares.

(c) Except as set forth in Item 4, Item 6 or otherwise herein, to the knowledge of the Reporting Persons none of the persons named in response to Item 5(a) has effected any transactions in the Equity Shares and/or Restricted ADSs during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

[1]	The ownership percentages of the Reporting Persons are calculated based upon 133,407,745 outstanding Equity Shares of the issuer as of March 31, 2011.
[2]	Includes 20,161,867 Restricted ADSs representing 20,161,867 Equity Shares of Patni held by the Bank of New York Mellon as depositary.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

In addition, on February 1, 2011, as a condition to the purchase by the Investor of Series B Preferred Stock pursuant to the SPA, iGATE and the Investor entered into an Investor Rights Agreement pursuant to which, among other things, iGATE agreed that, so long as the Investor and certain other holders affiliated with the Investor maintain at least one-half of the Investor’s initial equity investment in iGATE, the consent of the majority of such holders will be required for the entrance into certain material transactions involving Patni or the sale of Patni securities.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on May 20, 2011, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Patni.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of May 20, 2011, by and among iGATE Corporation, iGATE Global Solutions Limited and Pan-Asia iGATE Solutions, filed herewith.

Exhibit 2:	Share Purchase Agreement, dated as of January 10, 2011, by and amongst Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and the Sellers party thereto (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on January 12, 2011).

Exhibit 3:	Share Purchase Agreement, dated as of January 10, 2011, by and amongst Pan-Asia iGATE Solutions and General Atlantic Mauritius Limited (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on January 12, 2011).

Exhibit 4:	Securities Purchase Agreement, dated as of January 10, 2011, by and amongst Pan-Asia iGATE Solutions and General Atlantic Mauritius Limited (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on January 12, 2011).

Exhibit 5:	Securities Purchase Agreement, dated as of January 10, 2011, by and among iGATE Corporation and Viscaria Limited (incorporated by reference to Exhibit 10.1 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on January 12, 2011).

Exhibit 6:	Investor Rights Agreement, dated as of February 1, 2011, by and among iGATE Corporation and Viscaria Limited (incorporated by reference to Exhibit 10.1 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2011).

Exhibit 7.	Purchase Agreement, by and among iGATE Corporation, iGATE Technologies, Inc., Jefferies & Company, Inc. and RBC Capital Markets, LLC, dated April 14, 2011 (incorporated by reference to Exhibit 10.1 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on April 15, 2011).

Exhibit 8	Indenture, by and among iGATE Corporation, iGATE Technologies, Inc. and Wilmington Trust FSB, dated April 29, 2011 (incorporated by reference to Exhibit 4.1 to iGATE’s Form 8-K filed with the Securities and Exchange Commission on May 5, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

iGATE CORPORATION

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Senior Vice President – Legal & Corporate
Secretary

Date: May 20, 2011

iGATE GLOBAL SOLUTIONS LIMITED

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Senior Vice President – Legal & Company Secretary

PAN-ASIA iGATE SOLUTIONS

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Authorized Signatory

iGATE HOLDING CORPORATION

By:	/s/ Sujit Sircar

Name:	Sujit Sircar
Title:	President

iGATE TECHNOLOGIES INC.

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Secretary

iGATE INC.

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Secretary

SCHEDULE A

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of each Reporting Person. The business address of each director and executive of iGATE Corporation (“iGATE”) is 6528 Kaiser Drive, Fremont, CA, 94555. The business address of each director and executive officer of iGATE Global Solutions Limited (“iGS”) is 158-162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore – 560 066, India. The business address of each director and executive officer of Pan-Asia iGATE Solutions (“iGATE Mauritius”) is International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius. The business address of each director and executive officer of iGATE Holding Corporation (“Holding”) is 1209 Orange Street, Wilmington Delaware 19801, County of New Castle.. The business address of each director and executive officer of iGATE Technologies Inc. (“Technologies”) and iGATE Inc. is Park West Two – Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275.

Directors and Executive Officers of Reporting Persons

Name	Citizenship	Principal Occupation in Addition to Positions with Reporting Persons

Sunil Wadhwani	United States	Co-Chairman of iGATE and Vice Chairman of iGS; Director of Technologies; Co-Chairman of iGATE, Inc.

Ashok Trivedi	United States	Co-Chairman of iGATE and Chairman of iGS; Director of Technologies; Non-Resident Director of iGATE Mauritius; Chief Executive Officer of Holding; Co-Chairman of iGATE, Inc.

Goran Lindahl	Sweden	Director of iGATE; Chairman of IKEA GreenTech AB, LivSafe Group and Avinode Holdings AB

J. Gordon Garrett	United States	Director of iGATE; Chief Executive Officer of Interloci Network Management, Inc.

Martin C. McGuinn	United States	Director of iGATE; Former Chairman and Chief Executive Officer of Mellon Financial Corporation

W. Roy Dunbar	United States	Director of iGATE; Chairman of private companies engaged in renewable energy and green construction. Former Chief Executive Officer of Network Solutions, Inc.

Phaneesh Murthy	United States	President and Chief Executive Officer of iGATE and Holding; President of Technologies; Director of iGATE, iGS and Holding; Non-Resident Director of iGATE Mauritius; President of iGATE, Inc.

Joseph Murin	United States	Director of iGATE; Chairman of The Collingwood Group LLC. Former President of Ginnie Mae.

Salim Nathoo	United Kingdom	Director of iGATE; Partner Apax Partners Worldwide LLP

Sujit Sircar	India	Director of iGS and Holding; Chief Financial Officer of iGATE, iGS; Vice President of Technologies and iGATE, Inc.; President of Holding

Kapil Deo Joory	Mauritius	Resident Director of iGATE Mauritius

Abdool Fareed Soreefan	Mauritus	Resident Director of iGATE Mauritius

Suresh Anantha Narayanan	United States	Director of iGS; Chief Delivery Officer of iGATE

Jason Trussell	Canada	Regional Manager Sales-(Canada) and Senior Vice President of iGATE

Srinivas Kandula	India	Global Head of Human Resources of iGATE

Robert W. Massie	United States	Chief Sales Officer of iGATE

Prashanth Idgunji	India	Chief Accounting Officer of iGATE

Mukund Srinath	India	Senior Vice President – Legal & Corporate Secretary of iGATE; Secretary of Technologies; Secretary of iGATE ,Inc. and iGS

Lisa Oakes	United States	Treasurer of Holding

Pamela Jasinski	United States	Director and Secretary of Holding

Andrew T. Panaccione	United States	Asst. Treasurer and Asst. Secretary of Holding

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

iGATE CORPORATION

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Senior Vice President – Legal & Corporate Secretary

Date: May 20, 2011

iGATE GLOBAL SOLUTIONS LIMITED

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Senior Vice President – Legal & Company Secretary

PAN-ASIA iGATE SOLUTIONS

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Authorized Signatory

iGATE HOLDING CORPORATION

By:	/s/ Sujit Sircar

Name:	Sujit Sircar
Title:	President

iGATE TECHNOLOGIES INC.

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Secretary

iGATE INC.

By:	/s/ Mukund Srinath

Name:	Mukund Srinath
Title:	Secretary